BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON LOS ANGELES NEWPORT BEACH	Times Square Tower 7 Times Square New York, New York 10036 TELEPHONE (212) 326-2000 FACSIMILE (212) 326-2061 www.omm.com	SAN FRANCISCO SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C.

OUR FILE NUMBER

0379615-00045

WRITER’S DIRECT DIAL

(212) 408-2440

WRITER’S E-MAIL ADDRESS

WKUESEL@OMM.COM

March 18, 2011

BY EDGAR

Re:	Momentive Performance Materials Inc. Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of our client, Momentive Performance Materials Inc. (the “Registrant”), enclosed for filing by electronic submission with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations promulgated thereunder, is a Registration Statement on Form S-4 (the “Registration Statement”), including exhibits. This Registration Statement relates to an exchange offer to be made by the Registrant in which the Registrant will offer for exchange up to $635,000,000 aggregate principal amount of the Registrant’s 9.0% Second-Priority Springing Lien Notes Due 2021 and the guarantees thereof, to be registered under the Securities Act, for a like principal amount of the Registrant’s outstanding 9.0% Second-Priority Springing Lien Notes Due 2021 and the guarantees thereof, which were issued on November 5, 2010, and up to €150,000,000 aggregate principal amount of the Registrant’s 9.5% Second-Priority Springing Lien Notes Due 2021 and the guarantees thereof, to be registered under the Securities Act, for a like principal amount of the Registrant’s outstanding 9.5% Second-Priority Springing Lien Notes Due 2021 and the guarantees thereof, which were issued on November 5, 2010.

In accordance with Rule 3a of the Informal and Other Procedures of the Commission, the Registrant has remitted by wire transfer the filing fee of $98,105 to the U.S. Treasury designated lockbox depository at the U.S. Bank of St. Louis, Missouri.

March 18, 2011 - Page 2

In addition, on behalf of the Registrant, we are filing today by paper copy with the Office of the Secretary a Confidential Treatment Request with respect to Exhibits 10.7 and 10.37 to the Registration Statement.

Please do not hesitate to contact the undersigned at (212) 408-2440 or Ryan K. deFord of this office at (212) 728-5681 with any questions or comments regarding the Registration Statement.

Sincerely,

/S/ William B. Kuesel
William B. Kuesel

cc:	Douglas A. Johns, Esq.
(Momentive Performance Materials Inc.)